

December 12, 2019

Anthony S. Marucci
President and Chief Executive Officer
Celldex Therapeutics, Inc.
Perryville III Building, 53 Frontage Road, Suite 220
Hampton, NJ 08827

Re: Celldex Therapeutics, Inc.
Registration Statement on Form S-3
Filed December 6, 2019
File No. 333-235399

Dear Mr. Marucci:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Anthony O. Pergola, Esq.